Exhibit 99.7

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
METAL STORM, DSTO AND AIRTRONIC USA, INC.
SIGN AGREEMENT ON NEW NON-LETHAL WEAPON
SYSTEM
Brisbane, Australia — Wednesday, 6 April 2011: Metal Storm Limited.
Metal Storm Limited is pleased to announce that it has entered into a Collaboration Agreement with the Australian Defence Science and Technology Organisation (DSTO) and Airtronic USA, Inc to further develop and demonstrate a 40mm Managed Lethality Grenade Launching System (MLGLS).
The prototype MLGLS, developed by DSTO, is a non-lethal 40mm weapon system that can automatically select the kinetic energy of its blunt impact rounds depending on the distance from the weapon to the target. Conventional blunt impact rounds have a fixed kinetic energy, and can only be used safely in a very narrow range bracket — if a target is too close the rounds can be lethal, too far away and the ammunition has minimal effect.
The MLGLS eliminates this issue by automatically sensing the range to target and selecting the muzzle velocity and kinetic energy of its projectiles at the moment of firing to provide an effective yet non-lethal impact from very short to longer ranges.
The MLGLS attaches to a conventional grenade launcher and can also fire conventional 40mm grenade ammunition. It can be used as a stand-alone weapon, or underslung onto conventional assault rifles.
Metal Storm’s initial role is to contribute its extensive knowledge of electronic fire control systems and electronically initiated ammunition, together with providing access to specific patented intellectual property.
Airtronic USA, Inc. is the leading provider in the United States of M203 40mm grenade launchers. It will contribute its mechanical interface expertise, manufacturing experience and the benefit of its extensive business relationships with all branches of the US DoD market.
The initial objective of the collaboration partners is to present the MLGLS weapon and ammunition system at the North American Technology Demonstration Non-Lethal Capabilities Conference in Ottawa, Canada in October 2011.
Response from this international event will be used to refine MLGLS requirement specifications, to engage potential early adopters, and to provide further data to quantify the expected global market potential for the product. If market response meets expectations, Metal Storm and Airtronic intend to further negotiate with DSTO to commercialise the MLGLS for sale to international military and law enforcement markets.
Metal Storm CEO Dr Lee Finniear said that the collaboration agreement offered Metal Storm the chance to leverage its existing expertise and IP in electronically initiated ballistics beyond the current Metal Storm stacked projectile systems.

Metal Storm Limited
ACN 064 270 006
“We have already developed advanced electronic fire control systems and ammunition initiators for our stacked projectile weapons, and with minor adjustment we can integrate these existing systems to improve the performance of the MLGLS.” Dr Finniear said. “The MLGLS system and its unique ammunition represent a significant sales and revenue opportunity for Metal Storm.”
Airtronic CEO, Dr Merriellyn Kett said that the MLGLS weapon system gives users of the M203, one of the most widely used grenade launchers in the world, the ability to escalate or deescalate force based on a perceived threat.
“What excites us about this product is that our users don’t have to carry an additional weapon to get this enhanced capability” she said. “With the M203 Managed Lethality System in place, the host grenade launcher retains its full capability to launch all standard 40mm grenade ammunition, but it can now also operate as an advanced less than lethal weapon system. This is a vital capability for many of the current conflict zones around the globe”.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Peter Faulkner — President, Metal Storm Inc — Ph +1 703 626 7021.
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.